Exhibit 99.1

GENFIT Reports First Quarter 2022 Financial Information

(Unaudited financial information under IFRS)

-	Cash and cash equivalents totaled €222.2 million as of March 31, 2022

Lille, France; Cambridge, MA; May 11, 2022 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases, today announced its cash position as of March 31, 2022 and revenues for the first three months of 2022.

Cash position

As of March 31, 2022, the Company’s cash and cash equivalents amounted to €222.2 million compared with €108.9 million as of March 31, 2021 and €258.8 million as of December 31, 2021.

The increase in cash and cash equivalents between March 31, 2021 and March 31, 2022 takes into account the collaboration and license agreement signed with Ipsen in December 2021 which granted Ipsen an exclusive worldwide license to develop, manufacture and commercialize GENFIT’s investigational treatment elafibranor.1 As part of this licensing agreement, GENFIT received a non- refundable upfront payment of €120.0 million euros in December 2021, as well as €24.0 million in VAT collected on that amount. Furthermore, to underscore the long-term commitment represented by this partnership, Ipsen purchased newly issued GENFIT equity representing 8% post-issuance through a €28.0 million investment in GENFIT.

This increase also comprises three non-dilutive loans, which include two State-Guaranteed Loans from a pool of partner banks and Bpifrance respectively, as well as a subsidized loan from Bpifrance for an amount totaling €15.2 million euros.

The decrease in cash and cash equivalents between December 31, 2021 and March 31, 2022 notably includes the payment in January 2022 of the amount of €24.0 million representing the VAT collected on the initial upfront payment received from Ipsen in December 2021.

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1  With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor

Revenues

Revenues for the first three months of 2022 amounted to €3. 895 million compared to €1 thousand for the same period in 2021.

The initial upfront payment from Ipsen in December 2021 was partially recognized as deferred revenue, amounting to €40.0 million as at the end of 2021, to be gradually recognized as revenue following the completion of the ELATIVE™ double-blind study, in accordance with the IFRS 15 norms. Revenues for the first three months of 2022 mainly came from the partial recognition of this amount corresponding to this period.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics. In its cholestatic diseases franchise, ELATIVE™, a Phase 3 global trial evaluating elafibranor2 in patients with Primary Biliary Cholangitis (PBC) is well underway following a successful Phase 2 clinical trial. Topline data is expected to be announced in the second quarter 2023. In 2021, GENFIT signed an exclusive licensing agreement with IPSEN to develop, manufacture and commercialize elafibranor in PBC and other indications.3 GENFIT is also developing GNS5611 in cholangiocarcinoma following the acquisition of exclusive rights in this indication from Genoscience Pharma in 20214. In ACLF, a Phase 1 clinical program with nitazoxanide has been initiated with data expected as early as the third quarter 2022. As part of its diagnostic solutions franchise, the Company entered into an agreement with Labcorp in 2021 to commercialize NASHnext®, powered by GENFIT’s proprietary diagnostic technology NIS4® in identifying at-risk NASH.

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2  Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority

3 With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor

4  Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to the Company’s projected cash burn. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on 29 April 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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